Filed Pursuant to Rule 424(b)(3)
Registration No. 333-139445
PROSPECTUS SUPPLEMENT DATED February 5, 2007
(To Prospectus Filed December 18, 2006)
3.00% Convertible Senior Subordinated Notes Due 2011
1,762,519 Common Shares
This prospectus supplement, together with the prospectus described above, is to be used by certain holders of the securities referenced above, or by their transferees, pledgees, donees or their successors, in connection with the offer and sale of the securities. This prospectus supplement should be read in conjunction with the prospectus and is qualified by reference to the prospectus, except to the extent that the information contained in this prospectus supplement supersedes the information contained in the prospectus.
The table included in the section captioned “Selling Security Holders” commencing on page 19 of the prospectus is hereby amended to add the selling security holders identified below and to reflect the notes, and common stock issuable upon conversion of the notes, for each of those selling security holders, as shown below:

				No. of Shares	No. of	No. of Shares
	Amount of			of Common	Shares of	of Common
	Notes	% of Notes	Amount of Notes	Stock	Common	Stock Owned
	Beneficially	Beneficially	Being Offered	Beneficially	Stock Being	After
Name of Selling Stockholder	Owned ($)	Owned	($) (a)	Owned (b)(c)	Offered(a)(c)	Offering (a)
J.P. Morgan Securities Inc. (d)(e)(f)	$105,000	*	$105,000	1,682	1,682	0

Lyxor Quest Fund, Ltd. (f)(g)	1,940,000	1.8%	1,940,000	31,084	31,084	0

Quest Global Convertible Master Fund, Ltd. (f)(g)	60,000	*	60,000	961	961	0

Radcliffe SPC, Ltd., for and on behalf of the Class A Segregated Portfolio (f)(h)	5,000,000	4.5%	5,000,000	68,786	68,786	0

RBC Capital Markets Corporation (d)(f)(i)	2,000,000	1.8%	2,000,000	32,046	32,046	0

*	Less than 1%

(a)	Because the selling security holder may sell pursuant to the prospectus all or a portion of the offered notes, and common stock issuable upon conversion of the notes, we cannot know or estimate number or percentage of notes and common stock that the selling security holder will hold upon the termination of any particular offering. Please refer to the “Plan of Distribution” beginning on page 54 of the prospectus. The information presented assumes that the selling security holder will fully convert the notes for cash and shares of our common stock, and that the selling security holder will sell all shares of our common stock that it receives pursuant to such conversion.

(b)	Includes shares of our common stock issuable upon conversion of the notes.

(c)	The number of shares of our common stock issuable upon conversion of the notes is calculated to be the maximum number of shares issuable upon conversion assuming (i) the value of the notes approach an infinite amount at the time of conversion, with the $110,000,000 principal amount paid in cash and the remaining value paid in shares of our common stock, and (ii) the conversion of the full amount of notes held by the selling security holders at the initial conversion price of $62.41, which corresponds to the initial conversion rate of 16.0229 shares per $1,000 principal amount of the notes. Accordingly, the number of shares of our common stock to be offered using this prospectus may be less than the amount shown. Fractional shares will not be issued upon conversion of the notes. Instead, we will pay cash in lieu of fractional shares, if any. Due to the effects of rounding, the numbers shown in this column do not equal exactly 16.0229 shares per $1,000 principal amount of the notes.

(d)	This selling security holder has identified itself as a registered broker-dealer and, accordingly, it is deemed to be, under the interpretations of the SEC, an “underwriter” within the meaning of the Securities Act.

(e)	In October 2006, the selling security holder acted as sole book-running manager, sole structuring agent and as an initial purchaser of the securities offered by this prospectus supplement and the prospectus in a private placement. The selling security holder received customary fees and commissions for these transactions. Please see “Plan of Distribution” commencing on page 54 of the prospectus for required disclosure regarding this selling security holder. J.P. Morgan Securities Inc. is an indirect wholly owned subsidiary of JPMorgan Chase & Co., which is a reporting company under the Securities Exchange Act of 1934.

(f)	This selling security holder has indicated that to its knowledge it does not own any shares of our common stock other than shares issuable upon conversion of the notes. For purposes of this table, we have assumed that it does not.

(g)	Frank Campana and James Doolin have voting and investment power over the securities identified above as beneficially owned by this security holder.

(h)	Pursuant to an investment management agreement, RG Capital Management, L.P. (“RG Capital”) serves as the investment manager of Radcliffe SPC, Ltd.’s Class A Segregated Portfolio. RGC Management Company, LLC (“Management”) is the general partner of RG Capital. Steve Katznelson and Gerald Stahlecker serve as the managing members of Management. Each of RG Capital, Management and Messrs. Katznelson and Stahlecker disclaims beneficial ownership of the securities owned by Radcliffe SPC, Ltd. for and on behalf of the Class A Segregated Portfolio.

(i)	RBC Capital Markets Corporation is an indirect wholly owned subsidiary of Royal Bank of Canada, which is a reporting company under the Securities Exchange Act of 1934.
The foregoing table is based solely on the most current information provided to us by the selling security holders named above. None of these selling security holders has, within the past three years, held any position or office with us or any of our predecessors or affiliates, or had any other material relationship with us or any of our predecessors or affiliates.

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